SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 28, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 28, 2010, announcing the Company’s results for the third quarter of the 2010 fiscal year.

N e w s R e l e a s e / P r e s s e i n f o r m a t i o n
3Q 2010 results: Euro 1,209 million sales and 13.5 percent Segment Result margin
Neubiberg, Germany – July 28, 2010 – Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY) today reported results for the third quarter of the 2010 fiscal year, ended June 30, 2010.
Compared to the second quarter, Infineon’s third quarter revenues grew strongly by 17 percent to Euro 1,209 million. Combined Segment Result1 was Euro 163 million, a significant increase of 48 percent compared to the prior quarter. Net income rose 59 percent sequentially, to Euro 126 million from Euro 79 million in the prior quarter.

	3 months ended	year-on-year	3 months ended	sequential	3 months ended
in Euro million	Jun 30, 09	+/- in %	Mar 31, 10	+/- in %	Jun 30, 10

Revenue	761	59	1,035	17	1,209
Segment Result	–	+++	110	48	163
Income (loss) from continuing operations	(26)	+++	81	49	121
Income (loss) from discontinuing operations, net of income taxes	3	67	(2)	+++	5

Net income (loss)	(23)	+++	79	59	126

Basic earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic earnings (loss) per share from continuing operations	(0.03)	+++	0.07	57	0.11

Basic earnings (loss) per share from discontinued operations	–	+++	–	+++	0.01

Basic earnings (loss) per share	(0.03)	+++	0.07	71	0.12

Diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):

Diluted earnings (loss) per share from continuing operations	(0.03)	+++	0.07	57	0.11

Diluted earnings (loss) per share from discontinued operations	–		–		–

Diluted earnings (loss) per share	(0.03)	+++	0.07	57	0.11

“After a challenging 2009 fiscal year, we are executing extremely well in the current up-cycle. We have come a long way in improving profitability and are now beginning to take aim at our ambitious goal of 15 percent and greater overall Segment Result margin”, said Peter Bauer, CEO of Infineon Technologies AG.
Summary outlook for the fourth quarter and the full 2010 fiscal year
For the fourth quarter of the 2010 fiscal year, Infineon expects a high single-digit percentage increase in revenues and an increase in Segment Result margin of one to two percentage points.
Given the results for the first nine months and the outlook for the fourth quarter of the 2010 fiscal year, Infineon is now anticipating revenue growth for the 2010 fiscal year

[1]	For a definition of Segment Result and a reconciliation to operating income (loss), please see page 6.

For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

compared to the 2009 fiscal year to be a mid to high 40’s percentage, up from a high 30’s percentage in the previous outlook. Infineon now expects Segment Result margin for the full year to be a low teens percentage. The company now anticipates investments of more than Euro 400 million, up from an earlier guidance of more than Euro 300 million.
“Our high level of innovation and our strong customer relationships are driving strong growth in the 2010 fiscal year and should lead to further market share gains. Within our current portfolio of activities, last quarter marked an all-time-high for Segment Result margin and free cash flow was yet again solidly in excess of Euro 100 million”, said Peter Bauer, CEO of Infineon Technologies AG.
Detailed review of the group financials of the third quarter of the 2010 fiscal year
Revenues in the third quarter increased by 17 percent sequentially to Euro 1,209 million, reflecting strong demand in all of the company’s operating segments, especially driven by the Wireless Solutions (WLS) and Industrial & Multimarket (IMM) segments. In addition, the stronger U.S. Dollar contributed about five percentage points of sequential revenue growth.
Third quarter combined Segment Result was Euro 163 million, a significant increase of 48 percent compared to Euro 110 million in the second quarter. Whilst the stronger U.S. Dollar had a positive effect on revenues, there was no benefit on the Segment Result level, mainly due to hedging expenses and increases in U.S.-Dollar-denominated-costs. Nonetheless, combined Segment Result margin in the third quarter reached 13.5 percent, in-line with guidance and up from 10.6 percent in the prior quarter.
For the third quarter, income from continuing operations was Euro 121 million, up from Euro 81 million in the second quarter. Infineon reported income from discontinued operations, net of income taxes, of Euro 5 million for the third quarter, up from a loss of Euro 2 million in the preceding quarter. Resulting net income for the group was Euro 126 million in the third quarter. This represented an increase of 59 percent compared to net income of Euro 79 million in the second quarter. For the third quarter, basic earnings per share were Euro 0.12 and the diluted earnings per share were Euro 0.11, compared to Euro 0.07, basic and diluted, for the second quarter.
Investments, which the company defines as the sum of purchases of property, plant and equipment, purchases of intangible assets and capitalized research & development

For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

(R&D) assets, were Euro 117 million in the third quarter, up from Euro 63 million in the prior quarter, reflecting increased investments in the company’s production facilities. Depreciation and amortization remained almost unchanged at Euro 96 million, compared to Euro 97 million in the prior quarter. Despite the strong increase in capital spending, free cash flow2 from continuing operations for the third quarter was Euro 134 million, down only slightly from Euro 141 million for the second quarter.
At the end of the third quarter, Infineon’s gross cash position2 was Euro 1,514 million. The decrease compared to Euro 1,667 million at the end of the second quarter, despite strong free cash flow from continuing operations, was driven mainly by the scheduled repayment of the company’s 2010 convertible notes with a nominal value of Euro 255 million. The strong free cash flow generation drove an increase in Infineon’s net cash position2 to Euro 1,108 million as of June 30, 2010, compared to Euro 995 million as of March 31, 2010.
Detailed outlook for the fourth quarter of the 2010 fiscal year: High single-digit sequential sales growth and an increase in Segment Result margin of one to two percentage points
Assuming a U.S. Dollar/Euro exchange rate of 1.30, Infineon expects revenues for the fourth quarter of the 2010 fiscal year to increase sequentially by a high single-digit percentage. Fourth quarter combined Segment Result margin should post an increase of one to two percentage points from third quarter levels.
The sequential increase in revenues is expected to be driven mainly by the WLS segment, with the IMM and Chip Card & Security (CCS) segments growing at a slower pace. ATV revenues are expected to stay approximately flat.
Detailed outlook for the 2010 fiscal year: mid to high 40’s year-over-year revenue growth with low teens Segment Result margin; investments to total more than Euro 400 million
Given the results of the first three quarters of the 2010 fiscal year and the fourth quarter outlook, Infineon is again raising its guidance for the 2010 fiscal year as a whole.
The company now expects full-year revenues to grow by a mid to high 40’s percentage compared to the 2009 fiscal year, at an assumed U.S. Dollar/Euro exchange rate of 1.30 for the last quarter of the 2010 fiscal year. This compares to a previous expectation of a high 30’s percentage for sales growth. Combined Segment Result margin is now expected to be a low teens percentage of revenue.

[2]	For definitions and the calculation of free cash flow and of gross and net cash position, please see pages 9 and 10.

For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

After several quarters of fully loaded manufacturing facilities and allocation across a wide range of products and in light of continued high levels of order intake, Infineon is increasing guidance for investments. The company now anticipates an amount of more than Euro 400 million for the 2010 fiscal year. This compares to the previous 2010 guidance of more than Euro 300 million and reported investments of Euro 154 million in the 2009 fiscal year. The company maintains its guidance for depreciation and amortization at approximately Euro 400 million for the 2010 fiscal year compared to Euro 513 million in the 2009 fiscal year.
Detailed review of segment performance in the fiscal third quarter 2010: further increase in revenue and Segment Result in all operating segments

Revenue and Segment Result	3 months ended	year-on-year	3 months ended	sequential	3 months ended	in % of total
in Euro million	Jun 30, 09	+/- in %	Mar 31, 10	+/- in %	Jun 30, 10	revenue

Infineon Total
Revenue	761	59	1,035	17	1,209	100
Total Segment Result	–	+++	110	48	163

Automotive (ATV)
Segment Revenues	206	62	316	5	333	27
Segment Result	(17)	+++	51	2	52

Industrial & Multimarket (IMM)
Segment Revenues	221	69	315	18	373	31
Segment Result	9	+++	59	39	82

Chip Card & Security (CCS)
Segment Revenues	82	34	99	11	110	9
Segment Result	4	50	3	+++	6

Wireless Solutions (WLS)
Segment Revenues	251	38	267	30	346	29
Segment Result	19	26	9	+++	24

Other Operating Segments (OOS)
Segment Revenues	1	+++	40	15	46	4
Segment Result	(2)	50	(8)	88	(1)

Corporate and Eliminations (C&E)
Segment Revenues	–	+++	(2)	+++	1	0
Segment Result	(13)	+++	(4)	+++	–

Experiencing continued strong demand across all regions and throughout the entire customer base, third quarter sales in the ATV segment increased by five percent compared to the prior quarter to Euro 333 million. This was ahead of earlier guidance calling for flat sequential revenues as all efforts were undertaken to meet customer demand despite certain capacity constraints. ATV Segment Result increased only slightly on a sequential basis despite higher turnover, due to hedging expenses and higher R&D spending in connection with 65-nanometer microcontrollers and integrated power-logic-products.
For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

IMM segment sales increased 18 percent sequentially to an all time high of Euro 373 million driven by strong demand for ASICs and power modules as well as chips for the consumer and computing markets. Strong revenue growth drove an increase in IMM Segment Result to Euro 82 million with Segment Result margin of 22 percent despite hedging expenses.
Growth in payment and government ID applications, as well as the strength of the U.S. Dollar, led to an 11 percent increase in CCS revenues compared to the prior quarter, to Euro 110 million. CCS Segment Result improved sequentially to Euro 6 million, due to higher revenues and better product mix, despite hedging expenses.
In the third quarter, the WLS segment recorded substantial revenue growth of 30 percent versus the prior quarter to Euro 346 million. This was mainly due to the very successful ramp-up of new smart phone and entry level phone platforms at several major customers, but also reflected the stronger U.S. Dollar. WLS Segment Result improved to Euro 24 million, reflecting the healthy top line development, despite increased R&D spending to support a growing number of projects and despite the negative effects of hedging.
For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

FINANCIAL INFORMATION
According to IFRS – Preliminary and Unaudited
Following the sale of the Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc., statements in this press release reflect the company’s operations without this business, unless otherwise stated.
Consolidated Statements of Operations

	3 months ended			9 months ended
in Euro million	Jun 30, 09	Mar 31, 10	Jun 30, 10	Jun 30, 09	Jun 30, 10

Revenue	761	1,035	1,209	2,172	3,185
Cost of goods sold	(561)	(682)	(789)	(1,761)	(2,098)

Gross profit	200	353	420	411	1,087

Research and development expenses	(108)	(136)	(147)	(350)	(413)
Selling, general and administrative expenses	(99)	(115)	(121)	(302)	(342)
Other operating income	4	3	3	22	12
Other operating expense	(9)	4	(15)	(59)	(107)

Operating income (loss)	(12)	109	140	(278)	237

Financial income	20	8	4	100	23
Financial expense	(31)	(30)	(12)	(118)	(80)
Income from investments accounted for using the equity method	2	1	5	5	7

Income (loss) from continuing operations before income taxes	(21)	88	137	(291)	187

Income tax expense	(5)	(7)	(16)	(6)	(31)

Income (loss) from continuing operations	(26)	81	121	(297)	156

Income (loss) from discontinued operations, net of income taxes	3	(2)	5	(388)	115

Net income (loss)	(23)	79	126	(685)	271

Attributable to:
Non-controlling interests	1	—	—	(48)	1
Shareholders of Infineon Technologies AG	(24)	79	126	(637)	270

Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):

Weighted average shares outstanding (in million) — basic	813	1,087	1,087	813	1,087

Weighted average shares outstanding — diluted	813	1,171	1,172	813	1,087

Basic earnings (loss) per share from continuing operations	(0.03)	0.07	0.11	(0.36)	0.14

Basic earnings (loss) per share from discontinued operations	—	—	0.01	(0.42)	0.11

Basic earnings (loss) per share	(0.03)	0.07	0.12	(0.78)	0.25

Diluted earnings (loss) per share from continuing operations	(0.03)	0.07	0.11	(0.36)	0.14

Diluted earnings (loss) per share from discontinued operations	—	—	—	(0.42)	0.11

Diluted earnings (loss) per share	(0.03)	0.07	0.11	(0.78)	0.25

Segment Revenues and Segment Result
We define Segment Result as operating income (loss) excluding asset impairments, net, restructuring charges and other related closure costs, net, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on disposal of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs.
Reconciliation of Segment Result to operating income (loss)

	3 months ended			9 months ended
in Euro million	Jun 30, 09	Mar 31, 10	Jun 30, 10	Jun 30, 09	Jun 30, 10

Segment Result	—	110	163	(219)	361
Asset impairments, net	2	—	(5)	1	(9)
Restructuring charges and other related closure costs, net	7	—	—	1	—
Share-based compensation expense	(1)	—	—	(2)	—
Acquisition-related amortization and gains (losses)	(6)	(5)	(6)	(17)	(17)
Gains (losses) on disposal of assets, businesses or interests in subsidiaries, net	(1)	(1)	2	(17)	4
Losses in connection with the deconsolidation of ALTIS	—	8	4	—	(69)
Other expense, net	(13)	(3)	(18)	(25)	(33)

Operating income (loss)	(12)	109	140	(278)	237

For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Revenues and Segment Result
for the three and nine months ended June 30, 2009 and 2010

	3 months ended			9 months ended
Revenue in Euro million	Jun 30, 09	Jun 30, 10	+/- in %	Jun 30, 09	Jun 30, 10	+/- in %

Automotive	206	333	62	601	928	54
Industrial & Multimarket	221	373	69	648	961	48
Chip Card & Security	82	110	34	253	292	15
Wireless Solutions (1)	251	346	38	652	883	35
Other Operating Segments	1	46	+++	11	119	+++
Corporate and Eliminations (2)	–	1	+++	7	2	(71)

Total	761	1,209	59	2,172	3,185	47

	3 months ended			9 months ended
Segment Result in Euro million	Jun 30, 09	Jun 30, 10	+/- in %	Jun 30, 09	Jun 30, 10	+/- in %

Automotive	(17)	52	+++	(138)	140	+++
Industrial & Multimarket	9	82	+++	4	185	+++
Chip Card & Security	4	6	50	(5)	10	+++
Wireless Solutions	19	24	26	(54)	50	+++
Other Operating Segments	(2)	(1)	50	(10)	(14)	(40)
Corporate and Eliminations	(13)	–	+++	(16)	(10)	38

Total	–	163	+++	(219)	361	+++

(1)	Includes revenue of Euro1 million for the nine months ended June 30, 2009 from sales of wireless communication applications to Qimonda.

(2)	Includes the elimination of revenue of Euro1 million for the nine months ended June 30, 2009 since these revenues were not part of the Qimonda disposal plan.
Revenues and Segment Result
for the three months ended March 31, 2010 and June 30, 2010

	3 months ended
Revenue in Euro million	Mar 31, 10	Jun 30, 10	+/- in %

Automotive	316	333	5
Industrial & Multimarket	315	373	18
Chip Card & Security	99	110	11
Wireless Solutions	267	346	30
Other Operating Segments	40	46	15
Corporate and Eliminations	(2)	1	+++

Total	1,035	1,209	17

	3 months ended
Segment Result in Euro million	Mar 31, 10	Jun 30, 10	+/- in %

Automotive	51	52	2
Industrial & Multimarket	59	82	39
Chip Card & Security	3	6	+++
Wireless Solutions	9	24	+++
Other Operating Segments	(8)	(1)	88
Corporate and Eliminations	(4)	—	+++

Total	110	163	48

Employees

	Jun 30, 09	Mar 31, 10	Jun 30, 10

Infineon (1)	26,108	25,216	25,978

(1)	Includes employees of the company’s Wireline Communications business as well as employees of Altis at June 30, 2009. As of June 30, 2009, March 31, 2010 and June 30, 2010, 5,947, 5,510 and 5,599 Infineon employees, respectively, were engaged in research and development.
For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Consolidated Statement of Financial Position
The Statement of Financial Position as of September 30, 2009, March 31, 2010, and June 30, 2010, presents the assets and liabilities to be sold in connection with the Wireline Communications business as “assets and liabilities classified as held for sale”.

in Euro million	Sep 30, 09	Mar 31, 10	Jun 30, 10

Assets
Current assets:
Cash and cash equivalents	1,414	1,228	1,452
Available-for-sale financial assets	93	439	62
Trade and other receivables	514	557	685
therein: Trade accounts receivables	449	484	591
Inventories	460	504	551
Income tax receivable	11	18	19
Other current financial assets	26	26	9
Other current assets	114	126	145
Assets classified as held for sale	112	21	24

Total current assets	2,744	2,919	2,947

Property, plant and equipment	928	804	808
Goodwill and other intangible assets	369	375	384
Investments accounted for using the equity method	27	36	39
Deferred tax assets	396	400	416
Other financial assets	124	121	135
Other assets	18	18	30

Total assets	4,606	4,673	4,759

in Euro million	Sep 30, 09	Mar 31, 10	Jun 30, 10

Liabilities and equity
Current liabilities:
Short-term debt and current maturities of long-term debt	521	378	127
Trade and other payables	393	490	577
therein: Trade accounts payables	384	484	572
Current provisions	436	523	483
Income tax payable	102	113	119
Other current financial liabilities	50	38	54
Other current liabilities	147	124	247
Liabilities classified as held for sale	9	16	14

Total current liabilities	1,658	1,682	1,621

Long-term debt	329	294	279
Pension plans and similar commitments	94	99	103
Deferred tax liabilities	13	6	8
Long-term provisions	89	58	59
Other financial liabilities	5	4	4
Other liabilities	85	106	134

Total liabilities	2,273	2,249	2,208

Shareholders’ equity:
Ordinary share capital	2,173	2,173	2,173
Additional paid-in capital	6,048	6,048	6,048
Accumulated deficit	(5,940)	(5,796)	(5,670)
Other components of equity	(8)	(1)	—

Total equity attributable to shareholders of Infineon Technologies AG	2,273	2,424	2,551

Non-controlling interests	60	—	—

Total equity	2,333	2,424	2,551

Total liabilities and equity	4,606	4,673	4,759

For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Infineon Regional Sales Development

	3 months ended			9 months ended
Revenue by Region in %	Jun 30, 09	Mar 31, 10	Jun 30, 10	Jun 30, 09	Jun 30, 10

Germany	17%	21%	20%	19%	20%
Other Europe	17%	18%	18%	18%	17%
North America	13%	16%	18%	12%	18%
Asia/Pacific	47%	39%	39%	45%	39%
Japan	5%	5%	4%	5%	5%
Other	1%	1%	1%	1%	1%

Total	100%	100%	100%	100%	100%

Europe	34%	39%	38%	37%	37%

Outside Europe	66%	61%	62%	63%	63%

Consolidated Statements of Cash Flows
Gross and Net Cash/(Debt) Position*
Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash/(debt) position as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash/(debt) positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash/(debt) position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

*	Includes only amounts from continuing operations.

in Euro million	Jun 30, 09	Mar 31, 10	Jun 30, 10

Cash and cash equivalents	767	1,228	1,452
Available-for-sale financial assets	104	439	62

Gross Cash Position	871	1,667	1,514

Less: Short-term debt and current maturities of long-term debt	634	378	127
Long-term debt	388	294	279

Net Cash/(Debt) Position	(151)	995	1,108

Free Cash Flow*
Infineon defines free cash flow as net cash from operating and investing activities excluding purchases or sales of available-for-sale financial assets. Since Infineon holds a portion of its available monetary resources in the form of available-for-sale financial assets and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the consolidated cash flow statements:

*	Includes only amounts from continuing operations.

	3 months ended			9 months ended
in Euro million	Jun 30, 09	Mar 31, 10	Jun 30, 10	Jun 30, 09	Jun 30, 10

Net cash provided by operating activities from continuing operations	161	180	247	78	576
Net cash provided by (used in) investing activities from continuing operations	(1)	(389)	263	19	(259)
Adjusted for: Net purchases (net proceeds from sales) of available-for-sale financial assets	(17)	350	(376)	(27)	(28)

Free Cash Flow from continuing operations	143	141	134	70	289

For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Consolidated Statements of Cash Flows

	3 months ended
in Euro million	Jun 30, 09	Mar 31, 10	Jun 30, 10

Net income (loss)	(23)	79	126
Less: net loss (income) from discontinued operations	(3)	2	(5)

Adjustments to reconcile net income (loss) to cash provided by (used in) operating
Depreciation and amortization	128	97	96
Provision for (recovery of) doubtful accounts	(1)	1	3
Losses (gains) on sales of available-for-sale financial assets	2	—	1
Losses in connection with the deconsolidation of ALTIS	—	(8)	(4)
Losses (gains) on disposals of property, plant, and equipment, and other assets	1	(2)	(1)
Income from investments accounted for using the equity method	(2)	(1)	(5)
Dividends received from associated companies	—	—	3
Impairment charges	(2)	1	5
Share-based compensation	1	—	—
Deferred income taxes	—	(3)	(6)
Changes in operating assets and liabilities:
Trade and other receivables	6	(85)	(123)
Inventories	23	(48)	(45)
Other current assets	1	(21)	(7)
Trade and other payables	68	87	85
Provisions	(4)	37	(36)
Other current liabilities	(12)	47	188
Other assets and liabilities	16	14	—
Interest received	1	4	5
Interest paid	(35)	(8)	(25)
Income tax received (paid)	(4)	(13)	(8)

Net cash provided by (used in) operating activities from continuing operations	161	180	247

Net cash provided by (used in) operating activities from discontinued operations	1	(7)	(7)

Net cash provided by (used in) operating activities	162	173	240

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(31)	(375)	—
Proceeds from sales of available-for-sale financial assets	48	25	376
Proceeds from sales of businesses and interests in subsidiaries	—	—	1
Purchases of intangible assets, and other assets	(12)	(21)	(26)
Purchases of property, plant and equipment	(13)	(42)	(91)
Proceeds from sales of property, plant and equipment, and other assets	7	24	3

Net cash provided by (used in) investing activities from continuing operations	(1)	(389)	263

Net cash provided by (used in) investing activities from discontinued operations	(1)	—	—

Net cash provided by (used in) investing activities	(2)	(389)	263

Cash flows from financing activities:
Net change in short-term debt	(13)	8	(8)
Net change in related party financial receivables and payables	—	1	—
Proceeds from issuance of long-term debt	181	—	2
Principal repayments of long-term debt	(86)	(155)	(267)
Change in restricted cash	(7)	1	(1)

Net cash provided by (used in) financing activities from continuing operations	75	(145)	(274)

Net cash provided by (used in) financing activities from discontinued operations	—	—	—

Net cash provided by (used in) financing activities	75	(145)	(274)

Net increase (decrease) in cash and cash equivalents	235	(361)	229
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	(5)
Cash and cash equivalents at beginning of period	532	1.589	1.228

Cash and cash equivalents at end of period	767	1.228	1.452

For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

Analyst and press telephone conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on July 28, 2010, at 10:00 a.m. Central European Summer Time (CEST), 4:00 a.m. Eastern Daylight Time (U.S. EDT), to discuss operating performance during the third quarter of the 2010 fiscal year. In addition, the Infineon Management Board will host a telephone conference with the media at 11:30 a.m. (CEST), 5:30 a.m. (U.S. EDT). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at http://corporate.infineon.com.
IFX financial calendar (*preliminary date)
➢  Nov 16, 2010* Earnings Release for the Fourth Quarter and Full 2010 Fiscal Year
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2009 fiscal year (ending September 30), the company reported sales of Euro 3.03 billion with approximately 25,650 employees worldwide. With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International Premier (ticker symbol: IFNNY).
D I S C L A I M E R
This press release includes forward-looking statements and assumptions about the future of Infineon’s business and the industry in which we operate. These include statements and assumptions relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, our planned levels of future investment, the introduction of new technology at our facilities, our ability to continue to offer commercially viable products, and our expected or projected future results.
These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the sustainability of recent improvements in the market environment, trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics that incorporate our products, the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities, the actions of competitors; the continued availability of adequate funds, the outcome of antitrust investigations and litigation matters, and the outcome of Qimonda’s insolvency proceedings, and developments relating to our ALTIS joint venture, as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of our most recent annual report on Form 20-F on file with the U.S. Securities and Exchange Commission.
As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX201007-062e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations	Kay Laudien	+49 89 234 28481	kay.laudien@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: July 28, 2010	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer